February 28, 2017

Mr. W John Cash

Accounting Branch Chief

Office of Manufacturing and Construction

Re:

PureSnax International, Inc

Form 10K for the Fiscal Year Ended June 30, 2016

Filed October 14, 2016

File No. 333-176376

In response to your letter dated February 14, 2017 and my voice mail left with Mr. Dale Welcome, we wanted to address your comments.

With regards to the comments pertaining to the 10k for the Fiscal Year Ended June 30, 2016  -

Our attempts to settle and resolve our disagreement with auditing firm Anton & Chia, pertaining to an overrun invoice, have been ignored by the firm and thus were unsuccessful.

We had no other choice but to engage a new auditor in order to complete our audit.  It is our intent to fulfill our filing requirement and satisfy all of your comments as soon as possible.

Please note, that an amendment to the 10K that would satisfactorily answer all your comments was already completed and was ready to file.  However, Anton & Chia was withholding consent to file over the overrun invoice.

Yours truly,

/s/ Patrick Gosselin

Patrick Gosselin

Chief Executive Office

PureSnax International, Inc

1000 Woodbridge Center Drive, #213 Woodbridge, New Jersey, USA  07095

Telephone: 800.358.6780 | pat.gosselin@puresnaxworldwide.com | www.puresnaxworldwide.com